[09-14-1999  12:56:18]
[19991171714 C $75.00]
[FILED CUSTOMER COPY ]
[DONETTA DAVIDSON    ]
[COLORADO SECRETARY OF STATE]



                                 ARTICLES OF MERGER

THIS IS TO CERTIFY:

1. PARTIES. Pursuant to the terms of that certain definitive Agreement and Plan of Reorganization dated September 8, 1999 (the "Agreement"), Jones Naughton Entertainment, Inc. ("JNNE"), a corporation formed pursuant to the laws of the State of Colorado, has merged with Go Online Networks Corporation, a corporation formed pursuant to the laws of the State of Delaware, effective September 8, 1999 (the "Effective Date").

2. APPROVAL. The terms of the Agreement were approved by the affirmative vote of the Board of Directors of both JNNE and GONC on August 12, 1999 by unanimous written consent, by the Shareholder of GONC by unanimous written consent on August 12, 1999 and by a majority of the Shareholders of JNNE on September 8, 1999 at a special meeting of shareholders held pursuant to proper notice. The number of votes cast in favor of the merger by each voting group entitled to vote separately on the merger was sufficient for approval by that voting group.

3. SHARE EXCHANGE. The Agreement provides that all of the shareholders of JNNE, representing 71,302,677 issued and outstanding common shares, shall exchange their respective shares for an aggregate of 71,302,677 of GONC common stock. The Agreement also provides that all of the holders of preferred stock of JNNE, representing 499,333 issued and outstanding preferred shares, shall exchange their respective shares for an aggregate of 499,333 shares of GONC preferred stock. Immediately prior to the Effective Date, there were 100 common shares of GONC issued and outstanding.

4. SERVICE. For purposes herein, all notices and service of process may be effectuated by tendering the same to M. Richard
Cutler, Esq., 610 Newport Center Drive, Suite 800, Newport Beach,
CA 92660, legal counsel to GONC.

5. SURVIVING ENTITY. Pursuant to the terms of the Agreement, GONC shall be the surviving entity and, upon the Effective Date and upon filing of these Articles of Merger with the Colorado Secretary of State and issuance of an applicable Certificate of Merger by the Secretary of State of Colorado, JNNE shall cease to exist as a bona fide Colorado corporation. The address of the principal office of GONC is 5681 Beach Boulevard, Suite 101, Buena Park, CA 90621.

6. COUNTERPARTS. This Articles of Merger may be executed in counterparts, each of which shall be deemed to be an original document, but together shall be deemed to constitute only one agreement.


Executed as of this 8th day of September, 1999

JONES NAUGHTON ENTERTAINMENT,                    GO ONLINE NETWORKS
INC.                                             CORPORATION

/s/Joseph M. Naughton                            /s/Joseph M. Naughton
By: Joseph M. Naughton,                          By: Joseph M. Naughton,
Chief Executive Officer                          Chief Executive Officer